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June 15, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re:	Blue Rock Market Neutral Fund, LLC (File No. 811-21564)

Blue Rock Market Neutral Fund, LLC (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2009-2010 year:

1. A copy of the endorsement extending the expiration date from June 1, 2010 to a new expiration date of December 5, 2010 (attached as Exhibit A).

2. A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as Exhibit B).

3. The premium for the Bond was paid through December 5, 2010.

If you have any questions, please do not hesitate to contact me at 414-299-2140.

Sincerely,

/s/ John Patterson

John Patterson
Lead Fund Administrator

cc:	Karen Spiegel
Angela Knutzen
Benjamin Schmidt

Investment Services Group

803 W. Michigan Street
Milwaukee, Wisconsin 53233

888.844.3350
414.271.9717 Fax

umbisg.com

EXHIBIT A

FEDERAL INSURANCE COMPANY

Endorsement No.: 8

Bond Number: 81940271

NAME OF ASSURED: BLUE ROCK MARKET NEUTRAL FUND, LLC

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of  the DECLARATIONS and substituting the following:

ITEM1.	BOND PERIOD:	from 12:01 a.m. on	June 1, 2009
		to 12:01 a.m. on	December 5, 2010

This Endorsement applies to loss discovered after 12:01 a.m. on June 1, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 28, 2010	By
Authorized Representative

EXHIBIT B

Resolutions

Review and Renewal of Fidelity Bond

RESOLVED, that the Board, including a majority of the Independent Managers, hereby determines that the fidelity bond (the "Fidelity Bond") issued by Federal Insurance Company, a member company of Chubb Group of Insurance Companies, covering any employee of the "insured," as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under the1940 Act, in the amount of $1,000,000  is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities held by the Fund; and further

RESOLVED, that the Board, including a majority of the Independent Managers, hereby approves the renewal of the Fidelity Bond for the period June 1, 2010 through December 5, 2010 (the "Renewal Period") and authorizes the payment by the Fund of the Renewal Period premium on the Fidelity Bond in an amount not to exceed $1,536 after giving due consideration to all relevant factors; and further

RESOLVED, that in the event that the amount of coverage has to be increased to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, any officer of the Fund, be, and hereby is, authorized to increase the amount of the Fidelity Bond coverage to comply with such requirements; and further

RESOLVED, that Mark F. Steen and Robert W. Fullerton, or either's designee, which may include UMB Fund Services, Inc. or employees thereof, be, and each of them hereby is, designated to make all filings with the Securities and Exchange Commission (the "SEC") and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 under the 1940 Act.